Exhibit 4.6

Description of Securities of Cumulus Media Inc.

General, Authorized Stock

Cumulus Media Inc. (the “Company”) has one class of securities, our Class A Common Stock, par value $0.0000001 per share, registered under Section 12 of the Securities Exchange Act of 1934, as amended. Our authorized capital stock consists of 100,000,000 shares of Class A common stock, 100,000,000 shares of Class B common stock and 100,000,000 shares of preferred stock.

Common Stock

The following description of our common stock is a summary. This summary is subject to the General Corporation Law of the State of Delaware (the “DGCL”) and the complete text of the Company’s amended and restated certificate of incorporation, as amended (the “Charter”), and amended and restated bylaws (the “Bylaws”), which are filed as Exhibits 3.1 and 3.2, respectively, to our Annual Report on Form 10-K. We encourage you to read those materials carefully.

Voting Rights

Subject to any voting rights granted to preferred stock that may be outstanding from time to time, each share of the Company’s Class A common stock shall be entitled to one vote per share on each matter submitted to a vote of the Company’s stockholders. Except as provided below and as otherwise required by the Charter, Bylaws or by applicable law, the holders of Class A common stock shall vote together as one class on all matters submitted to a vote of stockholders generally (or if any holders of shares of preferred stock are entitled to vote together with the holders of common stock, as a single class with such holders of shares of preferred stock).

Holders of Class B common stock are generally not entitled to vote such shares on matters submitted to a vote of the Company’s stockholders. Notwithstanding the foregoing, holders of Class B common stock are entitled to one vote per share of Class B common stock, voting as a separate class, on any proposed amendment or modification of any specific rights or obligations that affect holders of Class B common stock and that do not similarly affect the rights or obligations of the holders of Class A common stock. In addition, holders of Class B common stock are entitled to one vote per share of Class B common stock, voting together with the holders of Class A common stock, on each of the following matters, if and only if any such matter is submitted to a vote of the stockholders (provided that the Company may take action on any of the following without a vote of the stockholders to the extent permitted by law):

a)	the retention or dismissal of outside auditors by the Company;
b)	any dividends or distributions to the stockholders of the Company;
c)	any material sale of assets, recapitalization, merger, business combination, consolidation, exchange of stock or other similar reorganization involving the Company or any of its subsidiaries;
d)	the adoption of any new or amended Charter;
e)	other than in connection with any management equity or similar plan adopted by the Board of Directors (the “Board”), any authorization or issuance of equity interests, or any security or instrument convertible into or exchangeable for equity interests, in the Company or any of its subsidiaries; and
f)	the liquidation of the Company or any of its subsidiaries.

The holders of a majority of the shares of common stock issued and outstanding and entitled to vote, and present in person or represented by proxy, will constitute a quorum for the transaction of business at all meetings of the stockholders.

The Charter and Bylaws do not provide for cumulative voting. All directors are elected annually. The holders of a plurality of the shares of common stock entitled to vote and present in person or represented by proxy at any meeting at which a quorum is present called for the purpose of electing directors will be entitled to elect the directors of the Company. Subject to any applicable heightened voting requirements under the DGCL, all other business must be approved by the holders of a majority of the shares of common stock issued and outstanding and entitled to vote, and present in person or represented by proxy.

Dividend Rights

Subject to the preferences applicable to any preferred stock outstanding at any time, if any, the holders of shares of common stock shall be entitled to receive such dividends and other distributions in cash, property or shares of stock as may be declared thereon by the Board from time to time out of the assets or funds legally available; except that in the case of dividends or other distributions payable on the Class A common stock or Class B common stock in shares of such stock, including distributions pursuant to stock splits or dividends, only Class A common stock will be distributed with respect to Class A common stock and only Class B common stock will be distributed with respect to Class B common stock. In no event will any of the Class A common stock or Class B common stock be split, divided or combined unless each other class is proportionately split, divided or combined.

Preferred Stock

The Charter provides that the Board may, by resolution, establish one or more classes or series of preferred stock having the number of shares and relative voting rights, designations and other rights, preferences, and limitations as may be fixed by them without further stockholder approval. The holders of any such preferred stock may be entitled to preferences over holders of common stock with respect to dividends, or upon a liquidation, dissolution, or the Company’s winding up, in such amounts as are established by the resolutions of the Board approving the issuance of such shares.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the holders and may adversely affect voting and other rights of holders of common stock. In addition, the issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding shares of common stock. The Charter provides that the Board may not issue any preferred stock for the purpose of implementing any shareholder rights plan unless within one hundred and twenty (120) days thereof such shareholder rights plan shall have been ratified by the affirmative vote of at least a majority of the total voting power of the outstanding shares of common stock entitled to vote on such matters (voting as a class).

Rights and Preferences

No holder of common stock has any preemptive right to subscribe for any shares of the Company’s capital stock issuable in the future. All outstanding shares of common stock are validly issued, fully paid and non-assessable. Our common stock has no preemptive, redemption, conversion, sinking fund, or subscription rights.

Liquidation Rights

If the Company is liquidated (either partially or completely), dissolved or wound up, whether voluntarily or involuntarily, the holders of common stock shall be entitled to share ratably in the Company’s net assets remaining after payment of all liquidation preferences, if any, applicable to any outstanding preferred stock.

Special Meeting; Action by Written Consent

Special meetings of stockholders may be called by a resolution of the Board or by the Board upon demand in accordance with the procedures set forth in the Bylaws of holders of record of shares representing at least 25% of all the votes entitled to be cast on any issue proposed to be considered at such special meeting. The Charter provides that all actions of the stockholders must be taken at an annual or special meeting and may not be taken by written consent without a meeting.

Advance notice procedures for stockholder proposals and director nominations

Our Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our Board. Stockholders at our annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting.

Delaware Anti-Takeover Law

The Company is not subject to Section 203 of the DGCL.

Transfer Agent and Registrar

The transfer agent for the Company’s common stock is Computershare Trust Company, N.A.

Listing of Common Stock

The Class A common stock is listed on the NASDAQ Stock Market LLC under the symbol “CMLS.”

Exclusive Forum

Our Charter provide that, unless we consent in writing to the selection of another forum, the Court of Chancery of the State of Delaware shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the DGCL, the Charter or the Bylaws, or (iv) any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ bylaws and certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our Bylaws to be inapplicable or unenforceable in such action.

Restrictions on Ownership

To the extent necessary to comply with the Communications Act of 1934, as amended (the “Communications Act”) and rules, regulations or policies of the Federal Communications Commission (the “FCC Regulations”), the Board may (i) take any action it believes necessary to prohibit the ownership or voting of more than 22.50% (or such higher number as may be approved by the FCC from time to time) of the Company’s outstanding capital stock by or for the account of aliens or their representatives or by a foreign government or representative thereof or by any entity organized under the laws of a foreign country (collectively “Aliens”), or by any other entity (a) that is subject to or deemed to be subject to control by Aliens on a de jure or de facto basis or (b) owned by, or held for the benefit of, Aliens in a manner that would cause the Company to be in violation of the Communications Act or FCC Regulations; (ii) prohibit any transfer of the Company’s stock which the Company believes could cause more than 22.50% (or such higher number as may be approved by the FCC from time to time) of the Company’s outstanding capital stock to be owned or voted, directly or indirectly, by or for any person or entity identified in the foregoing clause (i); (iii) prohibit the ownership, voting or transfer of any portion of its outstanding capital stock to the extent the ownership, voting or transfer of such portion would cause the Company to violate or would otherwise result in violation of any provision of the Communications Act or FCC Regulations; (iv) redeem capital stock to the extent necessary to bring the Company into compliance with the Communications Act or FCC Regulations or to prevent the loss or impairment of any of the Company’s FCC licenses, (v) require disclosure to the Company by any stockholder of the Company if such stockholder’s ownership of the capital stock would result in 5% or more of the Company’s capital stock being owned or voted, directly or indirectly, by any person or entity identified in the foregoing clause (i), and (vi) require that any stockholder of the Company provide such information as the Company deems necessary or appropriate to effect the foregoing.

Stockholder Rights Agreement

    On February 21, 2024, the Board of Directors (the “Board”) of Cumulus Media Inc. (the “Company”), a Delaware corporation, adopted a rights plan and declared a dividend of (a) one Class A right (a “Class A Right”) in respect of each share of the Company’s Class A common stock, par value $0.0000001 per share (the “Class A Common Shares”), and (b) one Class B right (a “Class B Right,” and, together with the Class A Rights, the “Rights”) in respect of each share of the Company’s Class B common stock, par value $0.0000001 per share (the “Class B Common Shares” and together with the Class A Common Shares, the “Common Shares”). The dividend is payable on March 4, 2024 to the Company’s stockholders of record on that date. The terms of the Rights and the rights plan are set forth in a Stockholder Rights Agreement, dated as of February 21, 2024 (the “Rights Agreement”), by and between the Company and Continental Stock Transfer & Trust Company, as rights agent (or any successor rights agent), as it may be amended from time to time.

    In general terms, the Rights Agreement imposes a significant penalty upon any person or group (other than the Company or certain related persons) that is or becomes the beneficial owner of 15% or more of the Company’s outstanding Class A Common Shares without the prior approval of the Board. In the case of a person or group that beneficially owns more than the applicable threshold of the Company’s outstanding Class A Common Shares on the date the plan is adopted, the Rights will not be triggered unless and until such person or group becomes the beneficial owner of any additional shares of the Company’s outstanding Class A Common Shares. A person or group that acquires beneficial ownership of a percentage of the Company’s Class A Common Shares in excess of the applicable threshold is called an “Acquiring Person.” Any Rights held by an Acquiring Person will be null and void and may not be exercised. The term “beneficial ownership” is defined in the Rights Agreement and includes, among other things, shares of Class A Common Shares into which Class B Common Shares and other securities may be exercised or converted and certain derivative arrangements.

    The following is a summary description of the Rights and material terms and conditions of the Rights Agreement. This summary is intended to provide a general description only, does not purport to be complete and is qualified in its entirety by reference to the complete text of the Rights Agreement, a copy of which is filed as Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on February 22, 2024. All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Rights Agreement.

    Rights

    Subject to the terms, provisions and conditions of the Rights Agreement, if the Rights become exercisable, (a) each Class A Right would allow its holder to purchase from the Company one ten-thousandth of a Class A Common Share for a purchase price of $25.00 and (b) each Class B Right would allow its holder to purchase from the Company one ten-thousandth of a Class B Common Share for a purchase price of $25.00. Prior to exercise, a Right does not give its holder any dividend, voting or liquidation rights.

    Exercisability

    The Rights will not be exercisable until the earlier of: 10 days after the Company’s public announcement that a person or group has become an Acquiring Person; and 10 business days (or a later date determined by the Board) after a person or group begins a tender or exchange offer that, if completed, would result in that person or group becoming an Acquiring Person.

    The date that the Rights become exercisable is referred to as the “Distribution Date.” Until the Distribution Date, the Rights will be evidenced by the Company’s Common Shares certificates and contain a notation to that effect (or, if the Company’s Common Shares are uncertificated, by registration of the associated Common Shares, as applicable, on the Company’s transfer books). Any transfer of Common Shares prior to the Distribution Date will constitute a transfer of the associated rights. After the Distribution Date, the Rights will separate from the Common Shares and be evidenced by right certificates, which the Company will mail to all holders of Rights that have not become null and void.

    Flip-in Event

    After the Distribution Date, if a person or group already is or becomes an Acquiring Person, all holders of Rights, except the Acquiring Person, may exercise their (a) Class A Rights, upon payment of the applicable purchase price, to purchase Class A Common Shares (or other securities or assets as determined by the Board) with a market value of two times the applicable purchase price and (b) Class B Rights, upon payment of the applicable purchase price, to purchase Class B Common Shares (or other securities or assets as determined by the Board) with a market value of two times the applicable purchase price.

    Flip-over Event

    After the Distribution Date, if a flip-in event has already occurred and the Company is acquired in a merger or similar transaction, all holders of Rights except the Acquiring Person may exercise their Rights, upon payment of the purchase price, to purchase shares of the acquiring corporation with a market value of two times the applicable purchase price of the Rights.

    Exchange of Rights

    After the later of the Distribution Date and the date of the Company’s first public announcement that a person or group has become an Acquiring Person, the Board may exchange each Right (other than Rights that have become null and void) at an exchange ratio of (a) one Class A Common Share per Class A Right and (b) one Class B Common Share per Class B Right.

    Expiration of Rights

Unless earlier redeemed or exchanged, the Rights will expire on February 20, 2025.

Amendments of Rights Agreement

Before the time Rights cease to be redeemable, the Board may amend or supplement the Rights Agreement without the consent of the holders of the Rights, except that no amendment may decrease the Redemption Price below $0.001 per Right. At any time thereafter, the Board may amend or supplement the Rights Agreement to cure an ambiguity, to alter time period provisions, to correct inconsistent provisions or to make any additional changes to the Rights Agreement, to the extent that those changes do not impair or adversely affect any Rights holder and do not result in the Rights again becoming redeemable. The limitations on the Board’s ability to amend the Rights Agreement do not affect the Board’s power or ability to take any other action that is consistent with its fiduciary duties and the terms of the Rights Agreement, including without limitation, accelerating or extending the Expiration Date of the Rights, making any amendment to the Rights Agreement that is permitted by the Rights Agreement or adopting a new Rights Agreement with such terms as the Board determines in its sole discretion to be appropriate.

    Anti-Dilution Provisions

    The Board may adjust the purchase price of Common Shares, the number of Common Shares issuable and the number of outstanding Rights to prevent dilution that may occur as a result of certain events, including among others, a stock dividend, a stock split or a reclassification of the Company’s Common Shares. No adjustments to the purchase price of less than 1% will be made.